                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                  (RULE 13e-3)

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                            AND RULE 13e-3 THEREUNDER

                        ENSTAR INCOME PROGRAM II-1, L.P.

                              (Name of the Issuer)
                        ENSTAR INCOME PROGRAM II-1, L.P.
                        ENSTAR COMMUNICATIONS CORPORATION
                   CHARTER COMMUNICATIONS ENTERTAINMENT I, LLC

                       (Name of Persons Filing Statement)
                      UNITS OF LIMITED PARTNERSHIP INTEREST

                         (Title of Class of Securities)
                                   293978 201

                      (CUSIP Number of Class of Securities)

         RALPH G. KELLY                            LAURENCE W. FUTTERMAN, ESQ.
SENIOR VICE PRESIDENT & TREASURER                 BROWN RAYSMAN MILLSTEIN FELDER
ENSTAR COMMUNICATIONS CORPORATION                         & STEINER LLP
     12405 POWERSCOURT DRIVE                             805 THIRD AVENUE
    ST. LOUIS, MISSOURI 63131                        NEW YORK, NEW YORK 10022
         (314) 965-0555                                   (212) 702-5700

 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

      a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3c under the Securities Exchange Act of 1934.

      b. [ ] The filing of a registration statement under the Securities Act of 1933.

      c. [ ] A tender offer.

      d. [ ] None of the above.

      Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:   [X]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

     $14,707,000*                                                 $1,353.05

*Set forth the amount on which the filing fee is calculated and state how it was determined.

      The filing fee was calculated pursuant to Exchange Act Rule 0-11(b) and
(c) by multiplying the contract purchase price of $14,707,000 by .000092.

      [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:
            ------------------------------------------------------------------

                                  INTRODUCTION


                  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Statement" or this "Schedule 13E-3") is being filed with the Securities and Exchange Commission in connection with the proposed sale of substantially all of the assets of Enstar Income Program II-1, L.P., a Georgia limited partnership (the "Partnership") to Charter Communications Entertainment I, LLC, a Delaware limited liability company ("CCE-I"), which is an affiliate of the Partnership. A Preliminary Consent Solicitation Statement on Schedule 14A (the "Consent Solicitation Statement"), together with the form of Consent Card (the "Consent Card") relating to the solicitation of written consents of the Partnership's limited partners with respect to the proposed sale is being filed with the Securities and Exchange Commission contemporaneously herewith.

                  The following Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. The information in the Consent Solicitation Statement is hereby expressly incorporated herein by reference in answer to the items in this Statement, and the Cross Reference Sheet set forth below shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Consent Solicitation Statement. The Consent Solicitation Statement will be completed and, if applicable, amended, prior to the time it is first sent or given to the limited partners of the Partnership. This Statement will be amended to reflect such completion or amendment of the Consent Solicitation Statement.


                        --------------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE:

                 Consent Solicitation Statement on Schedule 14A
                                       of
                        Enstar Income Program II-1, L.P.
              (see following pages 4-11 for Cross Reference Sheet)

                              CROSS REFERENCE SHEET
              (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                                  LOCATION IN THE CONSENT SOLICITATION STATEMENT
-----------------------                                  ----------------------------------------------
Item 1 SUMMARY TERM SHEET                                LIQUIDATION PLAN SUMMARY

Item 2 SUBJECT COMPANY INFORMATION
(Corresponding subsections of item 1002
of Regulation M-A):

(a)  Name and Address                                    NOTICE OF CONSENT SOLICITATION; INTRODUCTION; WHO CAN HELP
                                                         ANSWER YOUR QUESTIONS

(b)  Securities                                          INTRODUCTION; VOTING SECURITIES AND PRINCIPAL HOLDERS
                                                         THEREOF; VOTING PROCEDURES

(c)  Trading Market and Price                            NO ESTABLISHED MARKET PRICES FOR PARTNERSHIP UNITS

(d)  Dividends                                           DISTRIBUTIONS TO UNITHOLDERS

(e)  Prior Public Offerings                              Not applicable.

(f)  Prior Stock Purchases                               Not applicable.

Item 3 IDENTITY AND BACKGROUND OF FILING PERSONS
(Corresponding subsections of
item 1003 of Regulation M-A):

(a)  Name and Address                                    NOTICE OF CONSENT SOLICITATION; INTRODUCTION; WHO CAN
                                                         HELP ANSWER YOUR QUESTIONS; SPECIAL FACTORS -- General;
                                                         IDENTITY AND BACKGROUND OF CERTAIN PERSONS -- Enstar
                                                         Communications Corporation, -- Charter Communications,
                                                         Inc., -- The Purchasers

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
(b)  Business and Background of Entities                 IDENTITY AND BACKGROUND OF CERTAIN PERSONS -- Enstar
                                                         Communications Corporation, -- Charter Communications,
                                                         Inc., - The Purchasers

(c)  Business and Background of Natural Persons          IDENTITY AND BACKGROUND OF CERTAIN PERSONS -- Enstar
                                                         Communications Corporation, Charter Communications, Inc.,
                                                         -- The Purchasers

Item 4 TERMS OF THE TRANSACTION
(Corresponding subsections of item 1004
of Regulation M-A):

(a)  Material Terms                                      LIQUIDATION PLAN SUMMARY; SPECIAL
                                                         FACTORS -- The Purchase Agreement, -- Closing
                                                         of the Charter Sale, -- Description of Assets,
                                                         -- Use of Proceeds and Cash Distributions, --
                                                         Amendment of the Partnership Agreement,
                                                         -- Liquidation

(c)  Different Terms                                     Not applicable.

(d)  Appraisal Rights                                    SPECIAL FACTORS -- No Appraisal Rights

(e)  Provisions for Unaffiliated Security Holders        No provisions made.

(f)  Eligibility for Listing or Trading                  Not applicable.

Item 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS
       AND AGREEMENTS
(Corresponding subsections of item 1005
of Regulation M-A):

(a)  Transactions                                        SPECIAL FACTORS - Conflicts of Interest, -- Related
                                                         Party Transactions

(b)  Significant Corporate Events                        QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN;
                                                         SPECIAL FACTORS -- Fairness of the Transaction -- Sale
                                                         Process

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
(c)  Negotiations or Contacts                            QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN;
                                                         SPECIAL FACTORS -- Fairness of the Transaction -- Sale
                                                         Process

(d)  Conflicts of Interest                               QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN -- What
                                                         benefits will Enstar Communications, the General Partner,
                                                         receive if the Liquidation Plan is completed?, -- Since it is affiliated with the Purchasers, what conflicts of
                                                         interest does Enstar Communications have in recommending
                                                         approval of the Liquidation Plan?; SPECIAL FACTORS -
                                                         Conflicts of Interest, -- Related Party Transactions

(e)  Agreements Involving the Subject Company's          Other than the Consent Card, none.
Securities

Item 6   PURPOSES OF TRANSACTION AND PLANS OR
         PROPOSALS
(Corresponding subsections of item 1006
of Regulation M-A):

(b)  Use of Securities Acquired                          Not applicable.

(c)  Plans                                               LIQUIDATION PLAN SUMMARY -- The Charter Sale, -- Amendment
                                                         of the Partnership Agreement, -- Distribution of Sale
                                                         Proceeds and Liquidation of the Partnership; QUESTIONS AND
                                                         ANSWERS ABOUT THE LIQUIDATION PLAN, -- Why is the sale of
                                                         Enstar II-1's System being proposed?, -- Why is Enstar
                                                         Communications proposing to sell Enstar II-1's System to an affiliate?, -- Why is Enstar II-1 dissolving?; SPECIAL
                                                         FACTORS -- Background, Purpose and Reasons for the Charter
                                                         Sale, -- The Purchase Agreement, -- Closing of the Charter
                                                         Sale, -- Description of Assets, -- Use of Proceeds and Cash
                                                         Distributions, -- Amendment of the Partnership Agreement, --
                                                         Liquidation


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
Item 7  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
(Corresponding subsections of
item 1013 of Regulation M-A):


(a) and (c)  Purposes and Reasons                        INTRODUCTION; LIQUIDATION PLAN SUMMARY - Reasons for
                                                         Selling the System, -- Reasons for Selling the System to
                                                         CCE-1, -- The Charter Sale, -- Amendment of the Partnership
                                                         Agreement; QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN
                                                         -- Why is the sale of Enstar II-1's System being proposed?,
                                                         -- Why must the Partnership Agreement be amended?; SPECIAL
                                                         FACTORS -- Background, Purpose and Reasons for the Charter
                                                         Sale, -- Recommendation of the General Partner and CCE-1

(b)  Alternatives                                        LIQUIDATION PLAN SUMMARY -- Reasons for Selling the System --
                                                         High Cost of Upgrades; Alternative to Liquidation Plan Not
                                                         Prudent; SPECIAL FACTORS -- Background, Purpose and Reasons for
                                                         the Charter Sale -- Reasons - Alternatives to Liquidation Plan Not
                                                         Prudent

(d)  Effects                                             LIQUIDATION PLAN SUMMARY - Amendment of the Partnership
                                                         Agreement, -- Distribution of Sale Proceeds and Liquidation
                                                         of the Partnership; QUESTIONS AND ANSWERS ABOUT THE
                                                         LIQUIDATION PLAN -- Why must the Partnership Agreement be
                                                         amended?, -- Why is Enstar II-1 dissolving?, -- What will I receive as a result of the Liquidation Plan?, -- What
                                                         benefits will Enstar Communications, the General Partner,
                                                         receive if the Liquidation Plan is completed?, -- What are the benefits to CCE-1 of completing the Charter Sale?, --
                                                         What are the disadvantages to Enstar II-1, the Unitholders and CCE-1 of completing the Liquidation Plan?, -- What are the consequences to Enstar II-1, the Unitholders and CCE-1 if the Liquidation Plan is not consummated?, -- What will my total distribution be if the Liquidation Plan is approved?
                                                         If it is not approved?, -- Will I owe any federal income
                                                         taxes as a result of the Charter

                                                         Sale and the Liquidation Plan?; SELECTED PRO FORMA FINANCIAL
                                                         INFORMATION; SPECIAL FACTORS - Background, Purpose and Reasons
                                                         for the Charter Sale, -- Effects of  the Transaction, --
                                                         Conflicts of Interest, -- Related Party Transactions, -- Use of
                                                         Proceeds and Cash Distributions, -- Disadvantages of the Liquidation
                                                         Plan, -- Consequences of Failure to Approve Liquidation
                                                         Plan, -- Amendment of the Partnership Agreement, --
                                                         Liquidation, -- Federal Income Tax Consequences of the
                                                         Liquidation Plan

Item 8  FAIRNESS OF THE TRANSACTION
(Corresponding subsections of item
1014 of Regulation M-A):

(a)  Fairness                                            LIQUIDATION PLAN SUMMARY -- Fairness of the Sale Price;
                                                         QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN -- How did
                                                         Enstar Communications determine that the sale price is
                                                         fair?; SPECIAL FACTORS - Fairness of the Transaction, --
                                                         Recommendation of the General Partner and CCE-1, --
                                                         Conflicts of Interest; VOTING PROCEDURES

(b)  Factors Considered in Determining Fairness          SPECIAL FACTORS - Fairness of the Transaction, -
                                                         Recommendation of the General Partner and CCE-1

(c)  Approval of Security Holders                        LIQUIDATION PLAN SUMMARY - Required Vote; SPECIAL FACTORS -
                                                         Fairness of the Transaction - Sale Process - Consent
                                                         Procedures and Procedural Safeguards; VOTING PROCEDURES

(d)  Unaffiliated Representative                         SPECIAL FACTORS - Conflicts of Interest

(e)  Approval of Directors                               SPECIAL FACTORS - Recommendation of the General Partner and
                                                         CCE-1

(f)  Other Offers                                        LIQUIDATION PLAN SUMMARY - Fairness of the Sale Price;
                                                         QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN - How did
                                                         Enstar Communications determine that the sale price is
                                                         fair?; SPECIAL FACTORS - Fairness of the Transaction - Sale
                                                         Process, -- Fairness of the Transaction -- Fairness of the
                                                         Sale Price - Current Market Prices and Unsolicited Offers
                                                         for Units, -- Recommendation of the General Partner and
                                                         CCE-1

Item 9   REPORTS, OPINIONS, APPRAISALS AND
         NEGOTIATIONS
(Corresponding subsections of item 1015
of Regulation M-A):

(a)  Report, Opinion or Approval                         SPECIAL FACTORS -- Fairness of the Transaction --
                                                         Fairness of the Sale Price -- Current Market
                                                         Prices and Unsolicited Offers for Units, --
                                                         Fairness of the Transaction -- Appraisals and
                                                         Opinions, -- Fairness of the Transaction --
                                                         Discounted Cash Flow Value; Going Concern Value

(b)  Preparer and Summary of the Report, Opinion or      Not applicable.
Appraisal

(c)  Availability of Documents                           Not applicable.

Item 10  SOURCE AND AMOUNTS OF FUNDS OR OTHER
         CONSIDERATION
(Corresponding subsections of item 1007
of Regulation M-A):

(a)  Source of Funds                                     SPECIAL FACTORS - Source of Funds

(b)  Conditions                                          SPECIAL FACTORS - Source of Funds

(c)  Expenses                                            SPECIAL FACTORS - Use of Proceeds and Cash Distributions

(d)  Borrowed Funds                                      SPECIAL FACTORS - Source of Funds

Item 11  INTEREST IN SECURITIES OF THE SUBJECT
         COMPANY
(Corresponding subsections of item 1008
of Regulation M-A):

(a)  Securities Ownership                                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

(b)  Securities Transactions                             VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Item 12  THE SOLICITATION OR RECOMMENDATION
(Corresponding subsections of item 1012 of Regulation M-A):

(d)  Intent to Tender or Vote in a Going-Private         SPECIAL FACTORS - Recommendation of the General Partner and
Transaction                                              CCE-1

(e)  Recommendations of Others                           SPECIAL FACTORS - Recommendation of the General Partner and
                                                         CCE-1

Item 13 FINANCIAL STATEMENTS
(Corresponding subsections of item 1010 of Regulation M-A):

(a)  Financial Information                               Exhibits D and E to the Consent Solicitation Statement

(b)  Pro Forma Information                               SELECTED PRO FORMA FINANCIAL INFORMATION

Item 14  PERSONS/ASSETS RETAINED, EMPLOYED,
         COMPENSATED OR USED
(Corresponding subsections of item 1009
of Regulation M-A):

(a)  Solicitations or Recommendations                    INTRODUCTION

(b)  Employees and Corporate Assets                      INTRODUCTION

Item 15 ADDITIONAL INFORMATION
(Corresponding subsections of item 1011(b) of Regulation M-A):

(b)                                                      Notice of Consent Solicitation; Consent Card and Consent
                                                         Solicitation Statement.

Item 16  MATERIAL TO BE FILED AS EXHIBITS
(Corresponding subsections of item 1016 of Regulation M-A):

(a)                                                      Letter to Limited Partners; Notice of Consent Solicitation;
                                                         the Consent Solicitation Statement (with exhibits)*

(b)                                                      Credit Agreement, dated as of March 8, 1999, as Amended and
                                                         Restated as of January 3, 2002, among Charter
                                                         Communications Operating, LLC, as borrower, Charter
                                                         Communications Holdings, LLC, as guarantor, Fleet National
                                                         Bank and Credit Lyonnais New York Branch, as documentation agents, TD Securities (USA) Inc., as syndication agent, and
                                                         Bank of America, N.A. and JPMorgan Chase Bank, as
                                                         administrative agents**
(c)                                                      Not applicable.

(d)                                                      Not applicable.

(f)                                                      Not applicable.

(g)                                                      Not applicable.

------------------------------
*  Filed concurrently herewith.

** Filed concurrently herewith as Exhibit F to the Consent Solicitation
   Statement.

                  For purposes of the following responses to this Schedule 13E-3, cross reference will be made to the Consent Solicitation Statement and to information contained in specified sections thereof.

                  References herein to "Items 1000 through 1016" correspond to such numbered item of Regulation M-A.




ITEM 1.       SUMMARY TERM SHEET

                  In response to Item 1001, the Liquidation Plan is summarized in the Consent Solicitation Statement. See "Liquidation Plan Summary" therein. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 2.       SUBJECT COMPANY INFORMATION

                  In response to the following subsections of Item 1002:

                  (a) The name of the subject company is Enstar Income Program II-1, L.P. Its principal executive offices are located at 12405 Powerscourt Drive, St. Louis, Missouri 63131. The telephone number of its principal executive offices is (314) 965-0555 or (314) 543-2389. This information is also contained in the Consent Solicitation Statement. See "Notice of Consent Solicitation;" "Introduction;" and "Who Can Help Answer Your Questions" therein. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (b) The exact title of the subject security is "Units of Limited Partnership Interest," referred to in this Schedule 13E-3 as "Units." As of December 31, 2001, there were 29,936 Units outstanding.

                  (c) Currently, there is no established trading market for the Units. See "No Established Market Prices For Partnership Units" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "g" to Schedule 13E-3.

                  (d) The distributions made by the Partnership to its limited partners during the last two years are set forth in the Consent Solicitation Statement. See "Distributions to Unitholders" therein. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (e) Not applicable.

                  (f) Not applicable.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSONS

                  In response to the following subsections of Item 1003:

                  (a) - (c) This Schedule 13E-3 is filed by the Partnership, Enstar Communications Corporation ("Enstar Communications") and Charter Communications Entertainment I, LLC ("CCE-1").

                  The Partnership is a Georgia limited partnership and, therefore, has no directors. Its sole general partner is Enstar Communications, a Georgia corporation. CCE-1, the proposed purchaser in the subject, proposed transaction, is a Delaware limited liability company, the sole member of which is Charter Communications Entertainment, LLC, a Delaware limited liability company. Each of Enstar Communications, CCE-1 and Charter Communications Entertainment, LLC, is an indirect subsidiary of Charter Communications, Inc., a Delaware corporation. The office address and business telephone number of each of the above-mentioned entities is 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone (314) 965-0555 or (314) 543-2389. The principal business of each of the foregoing entities is the ownership and operation of cable television systems.

                  The names and backgrounds of each of the officers and (as the case may be) directors of each of the foregoing entities is contained in the Consent Solicitation Statement. See "Identity and Background of Certain Persons -- Enstar Communications Corporation, -- Charter Communications, Inc., -- The Purchasers" therein. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. The business address and business telephone number of each such individual is 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone (314) 965-0555 or (314) 543-2389.

                  None of the filing persons and none of the other, foregoing, entities or individuals has, during the past 10 years:

                  (i) been convicted in a criminal proceeding; or

                  (ii) been involved in any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                  Each of the foregoing individuals is a U.S. citizen.

ITEM 4.       TERMS OF THE TRANSACTION

                  In response to the following subsections of Item 1004:

                  (a) See "Liquidation Plan Summary;" "Special Factors -- the Purchase Agreement, -- Closing of the Charter Sale, -- Description of Assets, -- Use of Proceeds and Cash Distributions, -- Amendment of Partnership Agreement, and -- Liquidation" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (c) Not applicable.

                  (d) See "Special Factors -- No Appraisal Rights" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (e) No special provisions have been made to grant unaffiliated securityholders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

                  (f) Not applicable.

ITEM 5.       PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

                  In response to the following subsections of Item 1005:

                  (a)(1) See "Special Factors -- Conflicts of Interest, -- Related Party Transactions" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

                  (a)(2) No contacts, transactions or negotiations have occurred which would be subject to Item 1005(a)(2), except the proposed sale and liquidation described in the Consent Solicitation Statement. See "Liquidation Plan Summary;" and "Special Factors -- The Purchase Agreement, -- Closing of the Charter Sale, -- Description of Assets, -- Use of Proceeds and Cash Distributions, -- Amendment of the Partnerships Agreement, and -- Liquidation" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (b) No contacts, transactions or negotiations have occurred which would be subject to Item 1005(b), except the proposed sale and liquidation described in the Consent Solicitation Statement and the prior, abandoned, proposed sale and liquidation that also is described in the Consent Solicitation Statement. See "Liquidation Plan Summary ;" "Questions and Answers About the Liquidation Plan;" and "Special Factors -- Fairness of the Transaction -- Sale Process, -- The Purchase Agreement, -- Closing of the Charter Sale, -- Description of Assets, -- Use of Proceeds and Cash Distributions, -- Amendment of the Partnership Agreement, and -- Liquidation" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (c) See "Questions and Answers About the Liquidation Plan;" and "Special Factors -- Fairness of the Transaction -- Sale Process" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (d) See "Questions and Answers About the Liquidation Plan -- What benefits will Enstar Communications, the General Partner, receive if the Liquidation Plan is completed, -- Since it is affiliated in the Purchasers, what conflicts of interest does Enstar Communications have in recommending approval of the Liquidation Plan?;" and "Special Factors -- Conflicts of Interest, and -- Related Party Transactions" in the Consent Solicitation

Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (e) Other than the Consent Card, none.

ITEM 6.       PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS

                  In response to the following subsections of Item 1006:

                  (b) Not applicable.

                  (c) In general, and specifically with respect to Item 1006(c)(1) and (c)(2), see "Liquidation Plan Summary -- the Charter Sale, -- Amendment of the Partnership Agreement, and -- Distribution of Sale Proceeds and Liquidation of the Partnership;" "Questions and Answers About the Liquidation Plan, -- Why is the sale of Enstar II-1's System being proposed?, -- Why is Enstar Communications proposing to sell Enstar II-1's System to an affiliate?, and -- Why is Enstar II-1 dissolving?;" and "Special Factors -- Background, Purpose and Reasons for the Charter Sale, -- The Purchase Agreement, -- Closing of the Charter Sale, -- Description of Assets, -- Use of Proceeds and Cash Distributions, -- Amendment of the Partnership Agreement, and -- Liquidation" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (c)(3) Upon completion of the Liquidation Plan and payment of the last liquidating distribution to the Partnership's Unitholders, all further distribution payments to the Partnership's securityholders will cease. See "Special Factors -- Effects of the Transaction -- On Enstar II-1, and -- On the Unitholders, and Special Factors -- Liquidation;" and "Distributions to Unitholders" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (c)(4) Upon completion of the Liquidation Plan the Partnership will be liquidated, dissolved and terminated as a legal entity. Consequently, it will no longer have any management.

                  (c)(5) See response to (c)(4), above.

                  (c)(6) Not applicable.

                  (c)(7) Upon the liquidation, dissolution and termination of the Partnership, the Units will become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act").

                  (c)(8) Upon the liquidation, dissolution and termination of the Partnership, the Partnership will no longer be obligated to file reports pursuant to Section 15(d) of the Act. See "Special Factors -- Effects of the Transaction -- On Enstar I-1" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

ITEM 7.       PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

                  In response to the following subsections of Item 1013:

                  (a) and (c) See "Introduction;" "Liquidation Plan Summary -- Reasons for Selling the System, -- Reasons for Selling the System to CCE-1, -- The Charter Sale, and -- Amendment of the Partnership Agreement;" "Questions and Answers About the Liquidation Plan -- Why is the sale of Enstar II-1's System being proposed?, and -- Why must the Partnership Agreement be amended?;" and "Special Factors -- Background, Purpose and Reasons for the Charter Sale, and -- Recommendation of the General Partner and CCE-1" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (b) See "Liquidation Plan Summary -- Reasons for Selling the System -- High Cost of Upgrades; Alternative to Liquidation Plan Not Prudent;" and "Special Factors -- Background, Purpose and Reasons for the Charter Sale -- Reasons -- Alternatives to Liquidation Plan Not Prudent" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (d) See "Liquidation Plan Summary -- Amendment of the Partnership Agreement, -- Distribution of Sale Proceeds and Liquidation of the Partnership;" "Questions and Answers About the Liquidation Plan -- Why must the Partnership Agreement be amended?, -- Why is Enstar II-1 dissolving?, -- What will I receive as a result of the Liquidation Plan?, -- What benefits will Enstar Communications, the General Partner, receive if the Liquidation Plan is completed?, -- What are the benefits to CCE-1 of completing the Charter Sale?, -- What are the disadvantages to Enstar II-1, the Unitholders and CCE-1 of completing the Liquidation Plan?, -- What are the consequences to Enstar II-1, the Unitholders and CCE-1 if the Liquidation Plan is not consummated?, -- What will my total distribution be if the Liquidation Plan is approved? If it is not approved?, and -- Will I owe any federal income taxes as a result of the Charter Sale and the Liquidation Plan?;" "Selected Pro Forma Financial Information;" and "Special Factors -- Background, Purpose and Reasons for the Charter Sale, -- Effects of the Transaction, -- Conflicts of Interest, -- Related Party Transactions, -- Use of Proceeds and Cash Distributions, -- Disadvantages of the Liquidation Plan, -- Consequences of Failure to Approve Liquidation Plan, -- Amendment of the Partnership Agreement, -- Liquidation, and -- Federal Income Tax Consequences of the Liquidation Plan" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 8.       FAIRNESS OF THE TRANSACTION

                  In response to the following subsections of Item 1014:

                  (a) See "Liquidation Plan Summary -- Fairness of the Sale Price;" "Questions and Answers About the Liquidation Plan -- How did Enstar Communications determine that the sale price is fair?;" "Special Factors -- Fairness of the Transaction, -- Recommendation of the General Partner and CCE-1;" and "Voting Procedures" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.


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
                  (b) See "Special Factors -- Fairness of the Transaction, -- Recommendation of the General Partner and CCE-1" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (c) The affirmative vote of limited partners holding a majority of the outstanding Units on the Record Date is required to approve the Liquidation Plan. To the filing persons' knowledge, none of the limited partners is an affiliate of any filing person, any officer of any filing person, or any affiliate of any filing person. See "Liquidation Plan Summary -- Required Vote;" "Special Factors -- Fairness of the Transaction -- Sale Process -- Consent Procedures and Procedural Safeguards;" and "Voting Procedures" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (d) See "Special Factors -- Fairness of the Transaction -- Sale Process -- Consent Procedures and Procedural Safeguards;" and "Voting Procedures" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (e) The Liquidation Plan has received the approval of the General Partner. See "Special Factors -- Recommendation of the General Partner and CCE-1" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (f) See "Liquidation Plan Summary -- Fairness of the Sale Price;" "Questions and Answers About the Liquidation Plan -- How did Enstar Communications determine that the sale price is fair?;" and "Special Factors -- Fairness of the Transaction -- Sale Process, -- Fairness of the Transaction -- Fairness of the Sale Price -- Current Market Prices and Unsolicited offers for Units, -- Recommendation of the General Partner and CCE-1" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

                  In response to the following subsections of Item 1015:

                  (a) The Partnership did not receive any reports, opinions or appraisals from any outside party that are materially related to the Liquidation Plan. See "Special Factors -- Fairness of the Transaction -- Fairness of the Sale Price -- Current Market Prices and Unsolicited Offers for Units, -- Fairness of the Transaction -- Appraisals and Opinions, and -- Fairness of the Transaction -- Discounted Cash Flow Value; Going Concern Value" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (b) Not applicable.

                  (c) Not applicable.


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
ITEM 10.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

                  In response to the following subsections of Item 1007:

                  (a), (b) and (d) See "Special Factors -- Source of Funds" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (c) See "Special Factors -- Use of Proceeds and Cash Distributions" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 11.      INTEREST IN SECURITIES OF SUBJECT COMPANY

                  In response to the following subsections of Item 1008:

                  (a) and (b) See "Voting Securities and Principal Holders Thereof" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 12.      THE SOLICITATION OR RECOMMENDATION

                  In response to the following subsections of Item 1012:

                  (d) and (e) See "Special Factors -- Recommendation of the General Partner and CCE-1" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

ITEM 13.      FINANCIAL STATEMENTS

                  In response to the following subsections of Item 1010:

                  (a) See Exhibits D and E to the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (b) See "Selected Pro Forma Financial Information" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 14.      PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

                  In response to the following subsections of Item 1009:

                  (a) and (b) See "Introduction" in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


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
ITEM 15.      ADDITIONAL INFORMATION

                  In response to Item 1011(b), see Notice of Consent Solicitation, Consent Card and Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 16.      MATERIAL TO BE FILED AS EXHIBITS

                  In response to the following subsections of Item 1016:

                  (a) See Letter to Limited Partners, Notice of Consent Solicitation, Consent Card and the Consent Solicitation Statement (together with all exhibits thereto). This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

                  (b) See Exhibit F to the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

                  (c) Not applicable.

                  (d) Not applicable.

                  (f) Not applicable.

                  (g) Not applicable.


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
                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 5th day of April, 2002.


                                     ENSTAR INCOME PROGRAM II-1, L.P.
                                     By:      Enstar Communications Corporation,
                                              its general partner

                                              By: /s/ Ralph G. Kelly
                                                 -------------------------------
                                                  Ralph G. Kelly
                                                  Senior Vice President


                                     ENSTAR COMMUNICATIONS CORPORATION
                                     By: /s/ Ralph G. Kelly
                                        ----------------------------------------
                                          Ralph G. Kelly
                                          Senior Vice President

                                     CHARTER COMMUNICATIONS ENTERTAINMENT I, LLC
                                     By: /s/ Curtis S. Shaw
                                        ----------------------------------------
                                          Name:   Curtis S. Shaw
                                          Title:  Senior Vice President


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